Exhibit 99.1

Mingzhu Announces Unaudited Financial Results for the Six Months Ended June 30, 2021

SHENZHEN, China, December 23, 2021 – MingZhu Logistics Holdings Limited ("MingZhu" or the "Company") (NASDAQ: YGMZ), an elite provider of logistics and transportation services to businesses, today announced its financial results for the six months ended June 30, 2021.

Mr. Jinlong, CEO of MingZhu, commented, “We ended the first half of 2021 in a stronger financial position, with 8.2% year over year revenue growth, a 15% improvement in gross profit, and a 24% improvement in operating income. We have been successfully executing on multiple fronts, while continuing to navigate the challenged COVID-19 environment. Of note, we have shuttered our Xinjiang operation and shifted to an asset-light strategy.”

Mr. Jinlong, CEO of MingZhu, continued, “We continue to make significant progress in our business diversification strategy, including recent announcements of non-binding memorandums of understanding with Damo Electric Truck, and Xinjiang Feipeng Logistics Co. Ltd., and a major cooperation agreement with China Merchants Logistics Group Urumqi Limited. We are actively evaluating market opportunities that can serve as natural extensions of our business and be totally additive from both a revenue and profitability standpoint. A great example of this is the recent announcement of our expansion into the commercial liquor distribution market given its compelling synergies and adjacency to our existing business. Taken together, we are optimistic in our outlook and excited about the opportunities in front of us, as we focus on unlocking additional value for the company and shareholders.”

Financial Results for the Six Months Ended June 30, 2021

Revenue for the six months ended June 30, 2021, increased by $0.7 million, or 8.2%, to $9.6 million from $8.9 million for the same period of last year. This increase was mainly attributable to growth of the Company’s subcontracting business.

Gross profit increased by $0.2 million, or 15.0%, to $1.4 million for the six months ended June 30, 2021, from $1.2 million for the same period of last year. Gross margin increased by 0.8 percentage points to 14.3% for the six months ended June 30, 2021, from 13.5% for the same period of last year. The gross margin increase was primarily due to an improvement in the profitability of the Company’s self-owned vehicle business.

General and administrative expenses increased by $352,270, or 61.0%, to $932,409 for the six months ended June 30, 2021, from $579,139 for the same period of last year. The increase was primarily due to the increase of professional fees. Provision for doubtful accounts decreased by $261,702, or 100%, to $nil for the six months ended June 30, 2021, from $261,702 for the same period of last year. The collection of accounts receivables was back to normal, and the Company did not record any provision for doubtful accounts for the first half of 2021. Total operating expenses increased by $0.6 million, or 7.6%, to $9.2 million for the six months ended June 30, 2021, from $8.6 million for the same period of last year.

Operating income increased by $74,926, or 24.0%, to $386,940 for the six months ended June 30, 2021, from $312,014 for the same period of last year. Operating margin was 4.0% for the six months ended June 30, 2021, compared to 3.5% for the same period of last year. Net loss for the first six months ended June 30, 2021, was $355,744, as compared to net income of $106,698 for the same period of last year.

Balance Sheet and Cash Flow

As of June 30, 2021, the Company had a balance of cash and restricted cash of $14.2 million compared to $11.6 million at December 31, 2020. Accounts receivable were $2.5 million as of June 30, 2021, compared to $5.3 million as of December 31, 2020. The decrease of accounts receivable was due to the improvement of collection from large customers. The balance of prepayment to suppliers totaled $6.0 million as of June 30, 2021, compared to $1.1 million as of December 31, 2020, reflecting increased demands from the Company’s subcontractors. Total working capital was $31.6 million as of June 30, 2021, compared to $17.7 million at December 31, 2020.

Net cash used in operating activities was $5.0 million for the six months ended June 30, 2021, compared to net cash provided by operating activities of $1.5 million for the same period of last year. This was primarily due to the increase in payment in advance to suppliers. Net cash used in investing activities was $57,204 for the six months ended June 30, 2021, compared to $136,964 for the same period of last year. Net cash provided by financing activities was $7,653,904 for the six months ended June 30, 2021, compared to net cash used in by financing activities of $1.2 million for the same period of last year. This was primarily due to the proceeds from public offerings and the bank borrowings.

About MingZhu Logistics Holdings Limited (NASDAQ: YGMZ)

Established in 2002 and headquartered in Shenzhen, China, MingZhu Logistics Holdings Limited is a 4A-rated professional trucking service provider. Based on the Company’s regional logistics terminals in Guangdong Province and Xinjiang Autonomous Region, MingZhu Logistics Holdings offers tailored solutions to our clients to deliver their goods through our network density and broad geographic coverage across the country by a combination of self-owned fleets tractors and trailers and subcontractors’ fleets. For more information, please visit ir.szygmz.com.

Forward-Looking Statements

The statements in this press release regarding the Company's future expectations, plans and prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements regarding plans, goals, objectives, strategies, future events, expected performance, assumptions and any other statements of fact that have not occurred. Any statements that contain the words “may”, “will”, “want”, “should”, “believe”, “expect”, “anticipate”, “estimate”, “calculate” or similar statements that are not factual in nature are to be considered forward-looking statements. Actual results may differ materially from historical results or from those expressed in these forward-looking statements as a result of a variety of factors. These factors include, but are not limited to, the Company's strategic objectives, the Company's future plans, market demand and user acceptance of the Company's products or services, technological advances, economic trends, the growth of the trucking services market in China, the Company's reputation and brand, the impact of industry competition and bidding, relevant policies and regulations, fluctuations in China's macroeconomic conditions, and the risks and assumptions disclosed in the Company's reports provided to the CSRC (China Security Regulatory Commission) For these and other related reasons, we advise investors not to place any reliance on these forward-looking statements, and we urge investors to review the Company's relevant SEC filings for additional factors that may affect the Company's future results of operations. The Company undertakes no obligation to publicly revise these forward-looking statements subsequent to the filing of these documents as a result of changes in particular events or circumstances.

For further information, please contact:

MingZhu Logistics Holdings Limited

Jingwei Zhang

Email: company@szygmz.com

Phone: +86 186-5937-1270

Investor Relations

David Pasquale

Global IR Partners

Email: YGMZ@globalirpartners.com

Phone: +1-914-337-8801

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30, 2021	As of December 31, 2020
	USD	USD
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash	$4,693,923	$2,105,625
Restricted cash	9,500,000	9,500,000
Financial assets held for trading	77,440	-
Accounts receivable, net	2,506,448	5,343,716
Operating supplies	81,453	-
Prepayments	6,048,877	1,059,335
Other receivables	17,412,942	11,448,022
Amount due from related parties	1,503,948	741,340
Total Current Assets	41,825,031	30,198,038

PROPERTY AND EQUIPMENT, NET	2,884,414	3,448,109

OTHER ASSETS
Deferred tax assets	-	31,852
Deposits	269,303	261,992
Total other assets	269,303	293,844
Total assets	$44,978,748	$33,939,991

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term bank borrowings	$5,761,546	$6,551,724
Accounts payable	652,191	1,415,591
Other payables and accrued liabilities	2,295,515	531,120
Amount due to related parties	144,496	993,846
Tax payable	1,172,496	2,722,409
Current portion of capital lease and financing obligations	65,191	51,135
Current maturities of loans from other financial institutions	183,285	235,487
Total current liabilities	10,274,720	12,501,312

OTHER LIABILITIES
Long-term loans from other financial institutions	31,531	136,400
Long-term portion of capital lease and financing obligations	85,780	27,989
Total other liabilities	117,311	164,389
Total liabilities	10,392,031	12,665,701

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: $0.001 par value, 50,000,000 shares authorized, 15,687,375 and 12,354,040 shares issued and outstanding as of June 30, 2021 and December 31, 2020, respectively. *	15,687	12,354
Share subscription receivables	(847,086)	(847,086)
Additional paid-in capital	27,883,950	13,824,820
Statutory reserves	910,093	877,886
Retained earnings	6,517,767	6,905,718
Accumulated other comprehensive (loss) income	106,306	500,598)
Total shareholders’ equity	34,586,717	21,274,290
Total liabilities and shareholders’ equity	$44,978,748	$33,939,991

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
	USD	USD
REVENUES	$9,602,080	$8,872,972

COSTS AND EXPENSES
Transportation costs	8,229,288	7,678,741
General and administrative expenses	932,409	579,139
Provision for doubtful accounts	-	261,702
Sales and marketing expenses	53,443	41,376
Total costs and expenses	9,215,140	8,560,958

INCOME FROM OPERATIONS	386,940	312,014

OTHER (EXPENSES) INCOME
Interest expenses	(235,268)	(210,887)
Other expenses	(657,745)	-
Other income	191,048	109,623
Total other expenses, net	(701,965)	(101,264)

(LOSS) INCOME BEFORE INCOME TAXES	(315,025)	210,750

PROVISION FOR INCOME TAXES	40,719	104,052

NET INCOME	(355,744)	106,698

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(394,292)	(62,324)
COMPREHENSIVE INCOME	$(750,036)	$44,374

Weighted average shares used in computation:
Basic*	14,387,374	9,000,000
Diluted*	15,985,367	9,000,000

(LOSS) EARNINGS PER SHARE - BASIC*	$(0.02)	$0.01
(LOSS) EARNINGS PER SHARE - DILUTED*	$(0.02)	$0.01

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on February 12, 2020, and the surrender and cancellation of shares effected on May 21, 2020.

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Unaudited)

			Share	Additional	Retained Earnings		Accumulated Other Comprehensive
	Shares*	Amount	Subscription Receivables	Paid-in Capital	Statutory Reserve	Unrestricted	Income (Loss)	Total
		USD	USD	USD	USD	USD	USD	USD
BALANCE, December 31, 2020	12,354,040	$12,354	$(847,086)	$13,824,820	$877,886	$6,905,718	$500,598	$21,274,290

Net income (loss) for the period	-	-	-	-	-	(355,744)	-	(355,744)
Foreign currency translation adjustment	-	-	-	-	-	-	(394,292)	(394,292)
Appropriation to statutory reserve	-	-	-	-	32,207	(32,207)	-	-
Issuance of shares through public offering	3,333,335	3,333	-	14,059,130	-	-	-	14,062,463

BALANCE, June 30, 2021	15,687,375	$15,687	$(847,086)	$27,883,950	$910,093	$6,517,767	$106,306	$34,586,717

MINGZHU LOGISTICS HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2021	2020
	USD	USD
Cash flows from operating activities:
Net (loss) income	$(355,744)	$106,698
Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) Loss on disposals of equipment	(5,532)	2,721
Provision for doubtful accounts	-	263,003
Amortization of deferred financing fees	57,199	34,911
Depreciation for property and equipment	747,316	835,463
Deferred income tax expenses	32,122	(76,596)
Changes in operating assets and liabilities
Accounts receivable	3,051,083	4,306,728
Operating supplies	(81,282)	-
Prepayments	(9,370,842)	(517,693)
Other receivables	(5,888,995)	(3,243,964)
Deposits	(4,031)	(3,709)
Accounts payable	(776,760)	(75,447)
Other payables and accrued liabilities	9,129,748	(366,206)
Tax payables	(1,558,220)	217,752
Net cash (used in) provided by operating activities	(5,023,938)	1,483,661

Cash flows from investing activities:
Purchases of equipment	(57,204)	(136,964)
Net cash used by investing activities	(57,204)	(136,964)

Cash flows from financing activities:
Proceeds from short-term bank borrowings	4,327,532	796,337
Repayment of short-term bank borrowings	(5,185,311)	(1,172,663)
Repayment of long-term bank borrowings	-	(85,322)
Repayments of loans from other financial institutions	-	(8,871)
Repayments of obligations under capital leases	(236,116)	(852,718)
Amounts advanced from related parties	4,158,734	5,195,613
Repayments to related parties	(13,885,698)	(5,083,005)
Proceeds from public offerings	18,474,763	-
Net cash provided by (used in) in financing activities	7,653,904	(1,210,629)

Effect of exchange rate change on cash	15,536	(6,310)

Net increase in cash and restricted cash	2,588,298	129,758
Cash and restricted cash at beginning of the period	11,605,625	223,507
Cash and restricted cash at end of the period	$14,193,923	$353,265

Supplemental disclosure of cash flow information:
Interest paid	$200,435	$154,324
Income tax paid	$990,349	$74,889

Supplemental non-cash investing and financing information:
Non-cash capital leases to acquire revenue equipment	$(118,883)	$(23,649)
Uncollected receivable from disposal of revenue equipment	$9,221	$-
Professional fees paid by related parties	-	143,862

Reconciliation to amounts on consolidated balance sheets:
Cash	$4,693,923	$353,265
Restricted cash	9,500,000	-
Total cash	$14,193,923	$353,265